EXHIBIT 99.1

mCloud Announces First Quarter 2022 Financial Results

  Q1 2022 revenues were down year-over-year but comparable quarter-over-quarter, consistent with expectations set at the Company's full year 2021 conference call on April 4, 2022
  Q1 2022 AssetCare™ Over Time revenues were down 38% at C$4.0 million for the quarter compared to C$6.4 million in Q1 2021, comparable to the C$3.9 million seen in Q4 2021
  Q1 2022 total revenues were down 40% at C$4.4 million for the quarter compared to C$7.4 million in Q1 2021, modestly higher than the C$4.2 million seen in Q4 2021
  Added 774 new connected assets in the quarter including assets from large implementation of the Company's AssetCare indoor air quality solution at Slate Life Plaza building in Calgary
  As announced on May 5, 2022, Company closed first US$15 million in funding from partnership with Carbon Royalty Corp as demand for Company's EV charging optimization solution at auto dealerships off to a strong start in 2022
  Growth activities in the Middle East, Canada, and Europe expected to see significant ramp going forward into 2023
  Structure defined for retirement of the Company's 2019 convertible debenture by June 30, 2022

VANCOUVER, BC, May 16, 2022 /CNW/ - mCloud Technologies Corp. (NASDAQ: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced its financial results for the first quarter ended March 31, 2022 ("Q1 2022").

mCloud President and CEO Russ McMeekin commented on the results:

"mCloud's results in the first quarter of 2022 were in line with what was discussed at our last conference call for the fourth quarter and full year 2021 on April 4, 2022, reflecting the impact of impeded use of mCloud solutions up to the end of March."

"We saw a modest uptick in the addition of new connected assets this past quarter. Among the new assets we added in Q1 2022 was the installation of AssetCare at the Slate Life Plaza building in Calgary, which we originally announced in November 2021. This is mCloud's first major high-rise commercial building using our indoor air quality solution. The before-and-after results of buildings with our solution continue to showcase the measurable impact and positive benefits we have on buildings seeking the safe return of occupants to the workplace."

"In addition to the ongoing success we are seeing in our buildings business, we are well-positioned for growth across all segments. In June, we plan to begin scaling our business in Saudi Arabia. As evidenced by our recent press announcement in early May, our wind customers in Europe are returning to work. We believe our business in Europe will continue to grow throughout the year and beyond heading into 2023."

"Numerous customer sites tied to our upstream digital oilfield initiatives based out of our ESG-Digital Hub in Houston are now entering contracting. Recent moves in the United States to implement new stringent policies and reduce methane emissions coupled with high oil prices have made our AssetCare solutions at the wellsite especially relevant. As discussed at our last conference call, we are in a position to see strong growth in this segment."

"In the past quarter, Alberta and the rest of Canada began returning to work. We look forward to this return, bringing with it the opportunity for us to take our full portfolio of AssetCare solutions to new and existing customers across the country."

The Company noted today it had filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission ("SEC") on May 11, 2022. The Form F-1 outlines a proposed offering for sale of 9.0% Series A Cumulative Perpetual Preferred Shares, no par value, with a US$25.00 liquidation preference per share (the "Series A Preferred Shares").

Each Series A Preferred Share is proposed to be sold with one-half of one warrant (each, a "Warrant", and together, the "Warrants") to purchase one common share. The Warrants would be exercisable on the date of issuance and expire on November 29, 2026, at an exercise price per common share equal to $4.75. The Company currently intends to use the net proceeds of the offering for the retirement of the company's Convertible Debentures due on June 30, 2022.

The offering is subject to market conditions and the receipt of all required regulatory and stock exchange approvals, including the effectiveness of the registration statement on Form F-1, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Additional details are available in the Form F-1 available under mCloud's profile on EDGAR at www.sec.gov. This press release is being made pursuant to, and in accordance with, Rule 134 under the Securities Act of 1933, as amended (the "Securities Act"), and shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act.

As announced on May 5, 2022, mCloud closed US$15 million in funds from its partnership with Carbon Royalty Corp in support of the Company's implementation of AssetCare EV charging optimization solutions at auto dealerships.

The Company reiterated its expectations for 2022 remain consistent with what was discussed at mCloud's last earnings conference call on April 4, 2022.

Q1 2022 Revenue Highlights

All figures in millions of Canadian dollars

	Q1 2022	Q1 2021	Q4 2021
AssetCare Initialization	$ 0.415	$ 0.515	$ 0.173
AssetCare Over Time	3.989	6.434	3.886
Engineering Services	0.03	0.486	0.111
Total	$ 4.430	$ 7.436	$ 4.170
Gross Profit	$ 2.500	$ 4.177	$ 2.664
Gross Margin %	56.4%	56.2%	63.9%
Salaries, Wages, and Benefits	$ 5.314	$ 4.870	$ 5.608
Sales and Marketing	0.762	0.185	0.400
Research and Development	0.532	0.749	1.105
General and Administrative	2.552	1.337	4.187
Total Direct Expenses	$ 9.160	$ 7.141	$ 11.300
Operating EBITDA	$ (6.660)	$ (2.964)	$ (8.636)

In the table above, the Company has provided a summary of quarterly revenues compared year-over-year to the first quarter ended March 31, 2021 ("Q1 2021"), and quarter-over-quarter to the fourth quarter ended December 31, 2021 ("Q4 2021"). The Company believes the quarter-over-quarter comparison provides useful and relevant context to compare current quarter performance as it relates to current operating conditions.

Consistent with the discussion at mCloud's last earnings conference call on April 4, 2022, Q1 2022 revenues were down year-over-year. Q1 2022 AssetCare Over Time revenues were C$4.0 million for the quarter compared to C$6.4 million in Q1 2021, but consistent with the C$3.9 million seen in Q4 2021.

Q1 2022 total revenues were C$4.4 million for the quarter compared to C$7.4 million in Q1 2021, but higher compared to C$4.2 million in Q4 2021.

The Company added 774 new connected assets in the quarter reaching a cumulative total of 64,550 connected assets.

Operating EBITDA, defined as gross profit less all direct expenses, saw a loss of C$6.7 million in Q1 2022. As AssetCare revenues return to pre-pandemic levels, the Company expects gross profit contributions to exceed the costs incurred from direct expenses, which will drive a positive Operating EBITDA in late 2022.

Q1 2021 Conference Call

The Company will host a conference call at 10:00 am EDT on May 17, 2022 to discuss the financial results. The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 416-764-8659 or 1-888-664-6392 with the confirmation number 41593877. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until May 24, 2022 at midnight (ET). To access the archived conference call, dial 1-888-390-0541 and enter the reservation number 593877.

A live audio webcast of the conference call along with slides will be available at https://bit.ly/3wdaXTR. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 64,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Non-GAAP Measure

Selected financial information for the three-month periods ended March 31, 2022, December 31, 2021, and March 31, 2021 set out above include reference to "Operating EBITDA," which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non-GAAP") measure.

The Company defines Operating EBITDA attributed to shareholders as gross profit less all expenses related to sales and marketing, wages, salaries, and benefits, research and development, and general and administrative activities.

The Company believes Operating EBITDA is a useful measure as it provides important and relevant information to management about the operating and financial performance of the Company. Operating EBITDA enables management to assess its ability to generate operating cash flow to fund future working capital needs, and to support future growth.

This information should be read in conjunction with the unaudited consolidated financial statements for the quarter ended March 31, 2022 and the audited consolidated financial statements for the year ended December 31, 2021 along with mCloud's MD&As for the corresponding periods, which are available under mCloud's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the Company's plans to begin scaling its business in Saudi Arabia, plans to bring AssetCare solutions to new and existing customers in Canada, and the Company's expected growth in Europe and its wind business.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/16/c0666.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 17:31e 16-MAY-22